SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release entitled “PLDT WELCOMES ROCKET INTERNET’S ANNOUNCEMENT OF INTENTION TO FLOAT.”

Exhibit 1

September 10, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT WELCOMES ROCKET INTERNET’S ANNOUNCEMENT OF INTENTION TO FLOAT.”

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

September 10, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a press release attached thereto “PLDT WELCOMES ROCKET INTERNET’S ANNOUNCEMENT OF INTENTION TO FLOAT.”

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,927 As of August 31, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	September 10, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

Attached hereto is a press release “PLDT WELCOMES ROCKET INTERNET’S ANNOUNCEMENT OF INTENTION TO FLOAT.”

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. Raus	a-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

September 10, 2014

pressrelease

PLDT WELCOMES ROCKET INTERNET’S ANNOUNCEMENT OF INTENTION TO FLOAT

MANILA, Philippines, 10th September 2014 — Philippine Long Distance Telephone Company (“PLDT”) (PSE:TEL) (NYSE:PHI), the leading telecoms operator in the Philippines, welcomed the announcement of Rocket Internet AG (“Rocket”) of its intention to proceed with an initial public offering (the “IPO” or “Offer”) on the Frankfurt Stock Exchange in 2014.

On 7 August 2014, PLDT and Rocket announced a global strategic partnership to drive the development of innovative online payments solutions in emerging markets. Under the terms of the partnership agreement, PLDT would invest €333 million in Rocket. Of this amount, 50% has already been paid. Following the announcement of Rocket’s intention to proceed with the IPO, PLDT will now pay in full the remaining 50% of its investment in Rocket.

The Rocket IPO is intended to take place later in 2014. The Offer, if pursued, is expected to consist solely of new shares from a capital increase. The new shares will be of the same class and bearing the same rights as shares held by current Rocket shareholders.

Currently, the shareholders consist of Global Founders GmbH (“Global Founders”, which is the investment vehicle of Oliver Samwer, the founder and CEO of Rocket, and his brothers), Investment AB Kinnevik (“Kinnevik”), Access Industries (“Access”), Philippine Long Distance Telephone Company (“PLDT”), United Internet (“UI”) and HV Holtzbrinck Ventures (“HV”). All existing shareholders of Rocket Internet will remain invested and will not sell any shares as part of the offering. All six shareholders have signed lock up commitments not to sell or otherwise dispose of their shares for at least twelve months.

Rocket intends to use the proceeds from the IPO to finance its future growth through the launch of new businesses and providing further equity capital to its network of companies.

A copy of the Rocket Internet Press Release is attached for additional reference.

ENDS

About PLDT
PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications and multimedia services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network. PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.

About Rocket Internet AG
Rocket’s mission is to become the world’s largest Internet platform outside of China and the United States. Rocket identifies and builds proven internet business models and transfers them to new, underserved or untapped markets where it seeks to scale them into market leading online companies.

Rocket is focused on online business models that satisfy basic consumer needs across three sectors: e-Commerce, marketplaces and financial technology.

Rocket started in 2007 and now has more than 20,000 employees across its network of companies, which operate in more than 100 countries on five continents.

Contact PLDT:

Anabelle L. Chua
Senior Vice President and Treasurer
Phone: +632 816 8213
Fax: +632 844 9099
Email: alchua@pldt.com.ph

Melissa V. Vergel de Dios
Head, Investor Relations
Phone: +632 816 8024
Fax: +632 810 7138
Email: mvvergeldedios@pldt.com.ph

Ramon R. Isberto
Head, Corporate Communications and Public Affairs
Phone: +632 511 3101
Fax: +632 511 3100
Email: rrisberto@smart.com.ph

Contact Rocket Internet:

Brunswick Group
London: +44 207 404 5959
Frankfurt: +49 69 2400 5510

Andreas Winiarski
Global Head of PR & Communications
Phone: +49 30 300 13 18 68
Email: andreas.winiarski@rocket-internet.com
P R E S S R E L E A S E

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

Rocket Internet Announces Intention to Float

. • Rocket Internet plans an initial public offering on the Frankfurt Stock Exchange in 2014

.	• Leading emerging markets e-commerce platform, with the mission to become the largest Internet platform outside of the United States and China

.	• IPO to raise approximately €750 million in gross proceeds to fund future growth opportunities

. • Offer to consist of only primary capital; no current shareholders will sell any shares

Berlin, Germany, 10 September 2014 – Rocket Internet AG (“Rocket”), today announces its intention to proceed with an initial public offering (the “IPO” or “Offer”) on the Frankfurt Stock Exchange in 2014.

Rocket’s mission is to become the world’s largest Internet platform outside of the United States and China. Rocket is an operating company that aims to meet the growing demand for a wide range of consumer Internet services in countries all around the world. Rocket studies Internet consumption trends and uses its unique operating platform to identify and build proven Internet business models in new, underserved or untapped markets, where it seeks to scale them into market leading companies.

Rocket is focused on building online businesses across three sectors: e-commerce, marketplaces and financial technology. It is active in highly attractive markets, with a particular focus on emerging and fast growing economies such as Latin America, South East Asia, India and Africa. Since its founding in 2007 Rocket has grown significantly, expanding to over 100 countries, with more than 20,000 persons working across its network of companies today. This highlights the ability of Rocket’s scalable operating platform to rapidly establish market leading positions in many different markets.

P R E S S R E L E A S E

Oliver Samwer, Founder and CEO of Rocket, said:

“We believe the Internet will play a transformational role in people’s lives everywhere, particularly in emerging markets. We have built a unique platform that has allowed us to take Internet business models to over 100 countries today, bringing basic goods and services to our diverse customer base. We have developed our own proprietary technology, a unique geographic footprint and infrastructure, and best/in/class processes, all supported by outstanding people on the ground all over the world. Taking our company public is the next step in our journey to build the world’s leading Internet platform outside of the United States and China.”
Lorenzo Grabau, Chairman of the Supervisory Board of Rocket Internet, said:

“Rocket Internet has shown tremendous growth over the past years and has proven that its operating platform is a unique basis to consistently create and scale market leading franchises across the five continents. The IPO is a natural next step in Rocket’s development as it establishes an even stronger foundation to support the acceleration of its international growth strategy.”
Rocket’s Business & Opportunity

Rocket has a successful track record of executing its business models across a wide range of markets and creating significant value for investors.

Exposure to High Growth Markets

-	Rocket targets an enormous market with a population of 5.4 billion people in the countries it serves. These countries are home to 75% of the world’s population and about 75% of all global mobile phone users.
-	Rocket	is	well	positioned	to	capitalize	on	four	global	megatrends:	booming
smartphone penetration, younger populations of “digital natives” in emerging markets, a growing middle class driving consumption, and the ability of Internet technology to leapfrog the development of traditional physical retail infrastructure in developing countries.
-	Rocket’s markets have outperformed global GDP growth over the past few years. E-
commerce in these markets has been growing even faster, driven by rising mobile
Internet adoption.

P R E S S R E L E A S E

Despite the recent growth of e-commerce in emerging markets, Internet penetration and online purchasing habits are still nascent relative to developed markets, highlighting the significant opportunity for further growth.

Market leading positions in e-commerce and marketplaces

•	Rocket has established a number of online fashion retailers in Latin America (Dafiti), Russia & CIS (Lamoda), Asia Pacific (Zalora), India (Jabong) and the Middle East (Namshi). Many of these companies occupy leading positions. They will be combined into the Global Fashion Group later in 2014.

•	Rocket has further established general merchandise e-commerce companies in Africa (Jumia), South East Asia (Lazada) and Latin America (Linio); an online international home food delivery company (HelloFresh); and home and living companies (Home24 and Westwing). Many of them are among the leaders in their markets.

•	Rocket’s online marketplace companies facilitate the disintermediation and substitution of traditional supply chains by creating venues where buyers and sellers can transact directly. They operate based on a large number of business concepts, including real estate and car classified listings (Lamudi and Carmudi), travel and transport (Easytaxi), food delivery companies (foodpanda), consumer-to-consumer marketplaces (Kaymu), and home services (Helpling).

Competitive advantages

•	Rocket’s unique operating platform combines an established infrastructure, standardized proven business processes and proprietary scalable technology solutions, including leading mobile applications, as well as a global network of companies with over 20,000 employees.

•	Rocket benefits from the network effect of market leadership across a large number of business models and geographic regions. Every new company accelerates the virtuous circle of synergy creation. As the size of the network of companies increases, more significant opportunities are created to benefit from synergies and network effects with respect to our suppliers, solution providers, customers and employees.

•	Rocket has established key strategic partnerships in particular with regional telecommunication operators such as Millicom, MTN and Ooredoo, who provide local know-how and access to a large client base, further enhancing Rocket’s ability to build and scale businesses in high growth markets.

Track record of significant value creation for investors

-	Since its foundation in 2007, Rocket’s highly attractive founder economics have delivered a return of 25 times invested capital.
-	The performance has been largely consistent across companies, different business models and geographies.

Proven management team
- Rocket’s management team has a proven track record of identifying, building and scaling proven Internet models across many sectors and geographies. -Supported by a strong Supervisory Board under the chairmanship of Lorenzo Grabau (CEO of Kinnevik).
Overview of the Offer

The IPO is intended to take place later in 2014. The offer, if pursued, is expected to consist solely of new shares from a capital increase. All existing shareholders of Rocket Internet will remain invested and will not sell any shares as part of the offering. Currently, the shareholders consist of Global Founders (the investment vehicle of Oliver Samwer, the founder and CEO of Rocket, and his brothers), Investment AB Kinnevik, Access Industries, Philippine Long Distance Telephone Company, United Internet and HV Holtzbrinck Ventures and some of their affiliates. The new shares will be of the same class and bearing the same rights as shares held by current Rocket shareholders. All six shareholders will sign lock up commitments not to sell or otherwise dispose of their shares for at least twelve months. Rocket intends to use the proceeds from the IPO to finance its future growth through the launch of new businesses and providing further equity capital to its network of companies.

Rocket plans to apply for inclusion of its shares for trading on the Frankfurt Stock Exchange via the Entry Standard. Rocket intends to move to the General or Prime Standard of the Frankfurt Stock Exchange in the next 18-24 months.

Berenberg, J.P. Morgan and Morgan Stanley are acting as Joint Global Coordinators of the Offer, and together with BofA Merrill Lynch, Citigroup and UBS Investment Bank, act as Joint Bookrunners.

Ends

Media Contact:

Brunswick Group
London: +44 207 404 5959
Frankfurt: +49 69 2400 5510

Rocket Internet
Andreas Winiarski, Global Head of PR and Communications
+49 30 300 13 18 68
andreas.winiarski@rocket-internet.com

A conference call for journalists will take place at 10.00am GMT on 10th September 2014:
Dial-in: +44 (0) 1452 555566
Conference ID: 98789658#

Cautionary note regarding forward-looking statements:
This document contains forward-looking statements. These statements are based on the current views, expectations and assumptions of the management of Rocket Internet AG (“Rocket”) and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those described in such statements due to, among other things, changes in the general economic and competitive environment, risks associated with capital markets, currency exchange rate fluctuations and competition from other companies, changes in international and national laws and regulations, in particular with respect to tax laws and regulations, affecting Rocket, and other factors. Rocket does not assume any obligations to update any forward-looking statements. These materials may not be published, distributed or transmitted in the United States, Canada, Australia or Japan. These materials do not constitute an offer of securities for sale or a solicitation of an offer to purchase securities (the “Shares”) of Rocket in the United States, Germany or any other jurisdiction. The Shares of Rocket may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Shares of Rocket have not been, and will not be, registered under the Securities Act. Any sale in the United States of the securities mentioned in this communication will be made solely to persons who are (i) “qualified institutional buyers” as defined in, and in reliance on, Rule 144A under the Securities Act and (ii) “qualified purchasers” as defined in the U.S. Investment Company Act of 1940, as amended. This publication constitutes neither an offer to sell nor a solicitation to buy securities. The offer will be made solely by means of, and on the basis of, a securities prospectus which is to be published. An investment decision regarding the publicly offered securities of Rocket should only be made on the basis of the securities prospectus. The securities prospectus will be published promptly upon approval by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) and will be available free of charge from Rocket Internet AG, Johannisstraße 20, 10117 Berlin, Germany, or on the Rocket Internet website. In the United Kingdom, this document is only being distributed to and is only directed at persons who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (ii) are persons falling within Article 49(2)(a) to (d) of the Order (high net worth companies, unincorporated associations, etc.) (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Joh. Berenberg, Gossler & Co. KG, Morgan Stanley Bank AG, J.P Morgan Securities plc, Citigroup Global Markets Limited, Merrill Lynch International and UBS Limited are acting exclusively for Rocket and no one else. They will not regard any other person as their respective clients and will not be responsible to anyone other than Rocket for providing the protections afforded to their respective clients, nor for providing advice in relation to the contents of this announcement or any transaction, arrangement or other matter referred to herein. None of Joh. Berenberg, Gossler & Co. KG, Morgan Stanley Bank AG, J.P Morgan Securities plc, Citigroup Global Markets Limited, Merrill Lynch International and UBS Limited or any of their respective directors, employees, advisers or agents accepts any responsibility or liability whatsoever for/or makes any representation or warranty, expressed or implied, as to the truth, accuracy or completeness of the information in this announcement (or whether any information has been omitted from the announcement) or any other information relating to Rocket, its subsidiaries or associated companies, whether written, oral, visual or electronic form, and howsoever transmitted or made available for any loss howsoever arising from any use of the announcement or its contents or otherwise arising in connection therewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: September 10, 2014